EXHIBIT 99.19

Annual General Meeting of
Fortuna Silver Mines Inc. (the “Company”)
held on May 26, 2011

Report of Voting Results
pursuant to Section 11.3 of National Instrument 51-102

Matter Voted Upon	Method of Voting	Result
To appoint Deloitte & Touche LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors.	Show of hands	Approved unanimously

To elect:

Jorge Ganoza Durant
Simon Ridgway
Tomas Guerrero
Michael Iverson
Mario Szotlender
Robert Gilmore
Thomas Kelly

as Directors of the Company to hold office until the next annual election of Directors or until their successors are elected or appointed.

	Show of hands	Approved unanimously
To approve the Company’s Stock Option Plan.	Ballot	Approved 50.8% in favour 49.2% against

DATED:   May 26, 2011.

FORTUNA SILVER MINES INC.

Per:                         “Sally Whittall”
Sally Whittall, Corporate Secretary